UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S S.A. BOARD OF DIRECTORS MINUTE N° 424

MINUTE Nº 424: In the Autonomous City of Buenos Aires, on the 10th day of May 2018, at 4:30 p.m., in the corporate address of the Company, the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Alejandro Torres, Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Lucas Amado, Carlos Alberto Lorenzetti, Mariano García Mithieux and Miguel Ángel de Godoy. Permanent auditors Daniel Abelovich, Germán Wetzler Malbrán and Carlos Vidal on behalf of the Audit Committee are present. Likewise, Messrs. Leandro Montero, Edenor’s Finance and Control Manager, Daniel Flaks in charge of the Technical Directorate and Sergio Cravero, partner of the Company PwC, Edenor´s external auditor are also present. The meeting is chaired by the Board of Directors’ Chairman, Mr. Ricardo Torres, who after verifying that there is quorum, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […]. Afterwards, the FIFTH ISSUE of the Agenda is submitted for consideration: 5) Acceptance of duties and designation of special domicile for the Directors appointed in the Company’s Shareholders General Meeting. The Chairman informs that as all presents are aware, in the Shareholders’ General Meeting held on April 26th 2018 permanent and alternate Directors were appointed, who must accept the duties for which they have been appointed and establish special domicile in compliance with the provisions of section 256 of Companies Act N° 19.550. Afterwards, Directors present proceed to accept the duties for which they were appointed, by signing the document in witness whereof and constitute special domiciles set forth below: Messrs. Ricardo Torres, Maximiliano Fernández and Eduardo Llanos at del Libertador Avenue 6363, Autonomous City of Buenos Aires; Ms. María Carolina Sigwald at Maipú 1, Autonomous City of Buenos Aires; Messrs. Lucas Amado, Mariano García Mithieux and Miguel Ángel de Godoy at Tucumán 500, Autonomous City of Buenos Aires; and Mr. Carlos Lorenzetti at Del Puerto Avenue 340, Cerezo 2 Building, Suite 302, Nordelta, Province of Buenos Aires. Furthermore, the Board of Director’s Secretary informs that permanent and alternate directors appointed in the last Assembly were requested to submit their acceptance of duty in writing. Subsequently, the SIXTH ISSUE of the Agenda is submitted for consideration: 6) Distribution of duties of authorities appointed in the Company’s Shareholders General Meeting: Election of the Company’s Chairman and Deputy Chairman.  Mr. Torres takes the floor again, pursuant to the Corporate Bylaws, being this the first Board of Directors Meeting held after the Shareholder Meeting when authorities where appointed, this Board must proceed to the appointment of its Chairman and Deputy Chairman. Ms. María Carolina Sigwald takes the floor and proposed that Mr. Ricardo Torres is appointed Chairman and Mr. Gustavo Mariani. Is appointed Deputy Chairman of the Company.  The proposal is submitted for consideration, the Board of Directors DECIDES TO approve it by unanimous votes, with the abstention of Mr. Torres in connection with the voting to elect the Company’s Chairman, by maintaining the current composition of the Executive Committee and by authorizing Messrs. and Ms. Carlos Dionisio Ariosa, Gabriela Laura Chillari, Marcos Caprarulo and Diego Nuñez to jointly, severally or indistinctly act on behalf of and in representation of the Company, for carrying out legal proceeding and any other proceeding that may be required to register these appointments, including its recording in a notarial instrument. Then, the SEVENTH ISSUE of the Agenda is submitted for consideration: […]. there being no further business to be discussed; the Chairman concludes the meeting at 6:45 pm.

Signed below by: Ricardo Torres, Carolina Sigwald, Maximiliano Fernández, Eduardo Llanos, Lucas Amado, Carlos Lorenzetti, Miguel Angel de Godoy, Mariano García Mithieux, Daniel Abelovich, German Wetzler Malbran and Carlos Vidal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 18, 2018